Exhibit 99.4

AGREEMENT

THIS AGREEMENT (“Agreement”) is entered into on February 19, 2014, by and among Endowment Advisers, L.P. (the “Adviser”), a Delaware limited partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended, and HV Hornets PE L.P., HV Hornets HF L.P. (together, “HarbourVest”) and Gordian Knot SPV LP (“Origami”).

WHEREAS, the Adviser and The Endowment PMF Master Fund, L.P. (the “Master Fund”), a Delaware limited partnership registered as a closed-end investment company under the Investment Company Act of 1940, as amended (“1940 Act”), have entered into that certain Investment Management Agreement (the “Investment Management Agreement”), dated February 12, 2014;

WHEREAS, each of HarbourVest and Origami own an interest in HarbourVest -Origami Acquisition Vehicle L.P. (“Feeder Fund”), a Delaware limited partnership;

WHEREAS, in connection with the transactions contemplated under that certain Purchase and Sale Agreement (the “Purchase Agreement,” and together with the documents contemplated thereunder, the “Transaction Documents”), dated on the date hereof, by and among the Master Fund, the Adviser, the Feeder Fund and the other parties named therein, the Feeder Fund has negotiated certain governance and related provisions, including without limitation a provision in the Investment Management Agreement that provides that the Adviser may not unilaterally terminate the Investment Management Agreement without the prior approval of the Independent Directors (as such term is defined in the Master Fund’s Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”)); and

WHEREAS, the parties desire to enter into this Agreement to memorialize their agreement as to HarbourVest’s and Origami’s ability, indirectly through their ownership of interests in the Feeder Fund, which in turn will hold the Master Fund’s voting securities upon the closing of the transactions contemplated under the Transaction Documents, to vote to terminate the Investment Management Agreement and to elect nominees as Independent Directors (as such term is defined in the Partnership Agreement);

NOW, THEREFORE, in consideration of the premises, the mutual promises contained herein and in the Transaction Documents, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

1. Notwithstanding any provision to the contrary contained in the Transaction Documents, each of HarbourVest and Origami agrees that it will not cause the Feeder Fund to vote in favor of termination of the Investment Management Agreement, unless (a) such termination has previously been approved by a majority of the Independent Directors of the Master Fund, (b) the Adviser (or any officer, director, member, partner, principal or employee thereof) has engaged in conduct that disqualifies such person from being indemnified by the Master Fund under Section 3.10(a) of the Partnership Agreement, or (c) such vote is being taken in proportion to votes taken by the other indirect investors in the Master Fund (i.e., if 40% of the other indirect investors in the Master Fund have voted to terminate the Investment Management Agreement, then 40% of the Feeder Fund’s interest in the Master Fund may vote to terminate). In furtherance of the foregoing, each of HarbourVest and Origami agrees that it will not cause the Feeder Fund (x) to call a meeting of the holders of Master Fund voting securities for the purpose of terminating the Investment Management Agreement, or (y) to solicit proxies (or, without limitation, to hire a proxy solicitor) or the written consent of the holders of Master Fund voting securities in connection with a vote of such holders to terminate the Investment Management Agreement.

2. Notwithstanding any provision to the contrary contained in the Transaction Documents, each of HarbourVest and Origami agrees that it will not take any action or fail to take any action, as the case may be, that would reasonably be expected to have the effect of failing to approve any nominee as Independent Director of the Master Fund who has been nominated by a majority of the remaining Independent Directors of the Master Fund, unless (i) it has received written advice of reputable outside counsel that voting for such nominee for such role (as opposed to any other nominee for such role) would be reasonably likely to result in a breach of its fiduciary duties or (ii) such action is being taken in proportion to action taken by the other indirect investors in the Master Fund (i.e., if 40% of the other indirect investors in the Master Fund have voted against such Independent Director nominee, then 40% of the Feeder Fund’s interest in the Master Fund may vote against such Independent Director nominee). Each of HarbourVest and Origami hereby confirms that it is not aware of any fact or circumstance relating to either Dr. Bernard Harris or Karin Bonding which would cause it to withhold its approval of such person as an Independent Director or that would be reasonably likely to result in it being in breach of its fiduciary duties by so approving.

3. This Agreement will terminate when the Investment Management Agreement is duly and properly terminated.

4. The Master Fund shall be a third party beneficiary of this Agreement, and shall be entitled to enforce this Agreement against HarbourVest and Origami as if an original party hereto.

5. The parties agree that it is the essence of their mutual agreement hereunder that they shall not do indirectly that which they are not permitted to do directly hereunder, whether through the use of affiliates, reciprocal business dealings or any other means.

6. Sections 8.3-8.5, 8.11-8.12 and 8.14 of the Partnership Agreement are incorporated by reference herein mutatis mutandis.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers, thereunto duly authorized, as of the date first written above.

HARBOURVEST:

HV HORNETS PE L.P.

By:	HarbourVest GP LLC
Its General Partner

By:	HarbourVest Partners, LLC
Its Managing Member

By:
Name: John M. Toomey
Title: Managing Director

HV HORNETS HF L.P.

By:	HarbourVest GP LLC
Its General Partner

By:	HarbourVest Partners, LLC
Its Managing Member

By:
Name: John M. Toomey
Title: Managing Director

ORIGAMI:

GORDIAN KNOT SPV LP

By:
Name:	Thomas Elder
Title:	Managing member of its general partner

ADVISER:

ENDOWMENT ADVISERS, L.P.

By:
Name:	Jeremy Radcliffe
Title:	Secretary

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